KIRKLAND LAKE GOLD ANNOUNCES DETAILS OF ANNUAL GENERAL MEETING

Toronto, Ontario - June 22, 2020 - Kirkland Lake Gold Ltd. (“Kirkland Lake Gold” or the “Company”) (TSX:KL) (NYSE:KL) (ASX:KLA) today announced details of the Company’s upcoming Annual General Meeting (the “Meeting”) to be held on June 30, 2020 at 4:30 pm ET. The Meeting will be accessible to shareholders through a live conference call (dial-in numbers provided below) and audio webcast (available at www.kl.gold).

Due to the ongoing health risk related to the COVID-19 pandemic, and continuing government restrictions on public gatherings in support of social distancing, the Company strongly recommends that shareholders cast their votes by proxy in advance of the Meeting and not attend the Meeting in person. The business of the Meeting will be limited to legal requirements for shareholder meetings, with no investor presentation or reception planned. Recognizing the important opportunity that an annual meeting provides shareholders to both hear from, and communicate with, management, a virtual question and answer period will be held as part of the conference call following the conclusion of the Meeting.
Annual General Meeting Conference Call and Webcast
Date: Tuesday, June 30, 2020, 4:30 pm ET
Conference ID: 9326504
Toll-free number: (833) 968-2183
International callers: (825) 312-2102
Webcast url: https://event.on24.com/wcc/r/2438198/D244AEC2CA8A9F883D76885935F6ECD0
Location: Kirkland Lake Gold corporate office (Royal Bank Plaza, South Tower, Suite 2800, Toronto, Ontario, M5J 2J1.

Options for Voting Shares Prior to the Meeting

Registered Shareholders and Canadian Non-Objecting Beneficial Owners (“NOBO”)		Canadian Objecting Beneficial Owners (“OBO”) and US NOBO/OBO
Internet	Go to www.voteproxyonline.com. Enter the 12-digit control number printed on the form of proxy or Voting Information Form (“VIF”) and follow the instructions.	Internet	Go to www.proxyvote.com. Enter the 16-digit control number printed on the VIF and follow the instructions on screen.
Mail	Enter voting instructions, sign the form of proxy or VIF and send your completed form of proxy or VIF to: TSX Trust Company Attn: Proxy Department 100 Adelaide Street West, Suite 301 Toronto, ON M5H 4H1.	Phone
Canadian OBO Shareholders:
1-800-474-7493 (English) 1-800-474-7501 (French)
US NOBO/OBO Shareholders:
1-800-454-8683
You will need to enter your 16-digit control number. Follow the interactive voice recording instructions to submit your vote.

Fax	Enter voting instructions, sign the form of proxy or VIF and send your completed form of proxy or VIF to: 416-595-9593.	Fax	Canadian OBO Shareholders: Enter voting instructions, sign the VIF and fax your completed form to: 905-507-7793 or 514.281.8911.

Shareholders having any questions about how to vote or the Meeting in general, should contact the Company’s proxy solicitation agent, Kingsdale Advisors, by calling 1-877-659-1824 (toll-free within North America) or 416-867-2272 (collect call outside North America) or through email at contactus@kingsdaleadvisors.com.

About Kirkland Lake Gold Ltd.
Kirkland Lake Gold Ltd. is a growing gold producer operating in Canada and Australia that produced 974,615 ounces in 2019. The production profile of the Company is anchored by three high-quality operations, including the Macassa Mine and Detour Lake Mine, both located in Northern Ontario, and the Fosterville Mine located in the state of Victoria, Australia. Kirkland Lake Gold's solid base of quality assets is complemented by district scale exploration potential, supported by a strong financial position with extensive management expertise.

For further information on Kirkland Lake Gold and to receive news releases by email, visit the website at www.kl.gold.

FOR FURTHER INFORMATION PLEASE CONTACT
Anthony Makuch, President, Chief Executive Officer & Director
Phone: +1 416-840-7884, E-mail: tmakuch@kl.gold

Mark Utting, Vice-President, Investor Relations
Phone: +1 416-840-7884, E-mail: mutting@kl.gold